

SEC MAIL PROCESSING
Received
MAR 05 2018
WASH, D.C.



SE

18006794

DM

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68917

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 AND ENDING 12/31/2017
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **M2O Private Fund Advisors LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

12 Water Street Suite 200
                                   (No. and Street)

White Plains	New York	10601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donal J. Orr   914-368-9795
                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper
                        (Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

**Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Donal J. Orr _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

M2O Private Fund Advisors LLC _____, as

of December 31 _____, 20 17 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

DAVID GANIS
Notary Public, State of New York
County of Westchester
No. 01GA6103525
My Commission Expires Dec. 29, 2019

_____
Notary Public

_____
Signature

Partner _____
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M₂O PRIVATE FUND ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

M₂O PRIVATE FUND ADVISORS LLC

Contents

M₂O PRIVATE FUND ADVISORS LLC

Statement of Financial Condition
December 31, 2017

ASSETS
Cash	$ 2,258,586
Accounts receivable	6,333,056
Fixed assets, at cost (less accumulated depreciation of $40,798)	23,680
Prepaid expenses	25,569
Other assets	9,185
	$ 8,650,076

LIABILITIES AND MEMBERS' EQUITY
Accounts payable	$ 30,433
Total liabilities	30,433
Members' equity	8,619,643
	$ 8,650,076

See notes to financial statement

NOTE A - ORGANIZATION AND BUSINESS

M2O Private Fund Advisors LLC (the "Company") is a limited liability company and was formed under the laws of the State of New York on May 26, 2011. On April 16, 2012, the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and, as such, is registered with the Securities and Exchange Commission (the "SEC").

As an introducing broker-dealer, the Company acts primarily as a broker selling limited partnership units and actively engages in the sale and marketing of private placements. The Company does not carry accounts for customers or perform any custodial functions related to any securities.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

[2] Fair value of financial instruments

The recorded amounts of the Company's cash, receivables, other assets (deposits) and accounts payable approximate their fair values principally because of the short-term nature of these items.

[3] Income from Underwriting and Selling Groups:

Income from Underwriting and Selling Groups includes placement fees and advisory fees as earned. All placement fee revenues are recorded as earned at the time of each fund closing date on which the Company is entitled to compensation, as long as all engagement terms have been satisfied and the amount due is not subject to any contingencies. The Company does not treat reimbursable expenses incurred on behalf of clients as an expense, and, similarly, does not treat the reimbursement as revenue.

[4] Accounts receivable:

The Company's largest asset is accounts receivable (approximately 73% of total assets) as of December 31, 2017. Approximately 98% of the outstanding receivables balance is due from seven clients. In the normal course of its business and pursuant to its engagement agreements, the Company earns advisory and placement fee income which may be paid on an installment basis by its clients, generally payable on a quarterly basis over a six month to two year period. The Company is also entitled to be reimbursed by its clients for certain travel and other expenses. The Company evaluates collectability of accounts receivable based on the creditworthiness of each client. An allowance for doubtful accounts is established, if necessary, based on the results of management's assessment of collectibility. At December 31, 2017, the fees receivable were considered by management to be collectible in full. Therefore, no allowance for doubtful accounts has been provided at December 31, 2017.

4

[5] Cash:

The Company's cash balance is held by one financial institution. The cash held may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

[6] Fixed assets:

Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated lives of the assets. Fixed assets are depreciated on a straight-line basis as follows:

Furniture & fixtures	5 years
Leasehold improvements	Shorter of useful life or lease term
Office equipment	3 years

[7] Income taxes:

The Company has elected to be treated as a partnership for federal and state income tax purposes. As such, net profit or losses generated by the Company are included in the tax returns of the members. Accordingly, no provision for income taxes has been included in the accompanying financial statement. At present, the Company is only doing business in New York State. During the year ended December 31, 2017, the Company had no income from other jurisdictions which would impose income tax on it.

There are currently no income tax returns under audit. Furthermore, the management of the Company is not aware of any tax positions which, more likely than not, will result in any material tax liabilities which should be recorded or disclosed in the accompanying financial statement. The Company has not recognized in these financial statements any interest or penalties related to income taxes and has no material unrecognized tax benefits.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes.

[8] Profit Sharing Plan:

The Company maintains a 401(k) profit-sharing plan available to eligible employees. Employee contributions are voluntary, determined on an individual basis and limited to the maximum allowable under federal tax regulations. The plan provides for the Company to make contributions for the benefit of the employees.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[9] New Accounting Pronouncement:

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and the International Financial Reporting Standards. The FASB has subsequently issued several amendments, including deferral of the effective date until January 1, 2018, clarification of principal versus agent considerations, narrow scope improvements and other technical corrections. The Standard also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Standard, including clarifying amendments, will become effective for fiscal years and interim periods within those years, beginning after December 15, 2017, with early adoption permitted. The Company has not early adopted this standard and is currently assessing the financial statement impact of these changes.

NOTE C - FIXED ASSETS

Components of fixed assets included in the statement of financial condition at December 31, 2017 were as follows:

Furniture and fixtures	$ 31,149
Leasehold improvements	22,149
Office equipment	11,180
Total cost	64,478
Less accumulated depreciation	(40,798)
Total cost less accumulated depreciation	$ 23,680

NOTE D - REGULATORY REQUIREMENTS

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 as regulated by FINRA. At December 31, 2017, the Company had net capital of $2,228,153, which exceeded the required net capital by $2,223,153.

NOTE E - COMMITMENTS

The Company leases office space under a non-cancellable operating lease, which expires in September, 2020. The Company has the option to cancel the lease after forty eight months from June 15, 2015, subject to certain conditions.

Minimum lease commitments under this lease, including the optional cancellation period, as of December 31, 2017 are as follows:

Year Ending December 31,	Minimum Lease Commitments
2018	$ 77,895
2019	79,842
2020	61,126
	$ 218,863

NOTE F – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i).



EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
M2O Private Fund Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of M2O Private Fund Advisors LLC (the "Company") as of December 31, 2017 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

EisnerAmper LLP

We have served as the Company's auditor since 2012.

EISNERAMPER LLP
New York, New York
February 22, 2018